Prospectus Supplement No. 4 Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated April 27, 2022) Registration No. 333-261746

WEJO GROUP LIMITED
63,054,367 COMMON SHARES
11,500,000 COMMON SHARES ISSUABLE UPON EXERCISE OF WARRANTS

This prospectus supplement updates and supplements the prospectus dated April 27, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261746). This prospectus supplement is being filed to update and supplement the information in the Prospectus.

This Prospectus and this prospectus supplement relate to the issuance by us of up to 11,500,000 of our Common Shares, par value $0.001 per share that are issuable upon the exercise of our outstanding warrants. We will pay certain offering fees and expenses in connection with the registration of our Common Shares, but will not receive any proceeds from the sale of shares underlying the warrants, except with respect to amounts received by us upon exercise of the warrants to the extent such warrants are exercised for cash. In such case, we will receive up to an aggregate of approximately $132.2 million from the exercise of all such warrants.

In addition, the Prospectus also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus, or their permitted transferees, of up to 63,054,367 Common Shares, which includes up to (a) 12,850,000 Common Shares issued pursuant to Subscription Agreements in connection with the PIPE Financing (as defined in the Prospectus), (b) 5,750,000 Common Shares issued pursuant to the Business Combination Agreement, (c) 33,626,608 Common Shares issued pursuant to the Business Combination Agreement (as defined in the Prospectus), (d) 6,600,000 Common Shares offered for resale upon exchange of exchangeable preferred shares of Wejo Bermuda Limited and (e) 4,227,759 Common Shares issuable pursuant to the Equity Grants (as defined in the Prospectus).

You should read the prospectus, this Prospectus Supplement, and any other prospectus supplement or amendment carefully before you invest in our securities.

Our Common Shares are listed on Nasdaq under the symbol “WEJO”. On December 5, 2022, the last reported sale price of our Common Shares was $0.85 per share.

This prospectus supplement updates and supplements the information in the Prospectus, including any amendments or supplements thereto, and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any subsequent amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, and if there is any inconsistency between the information in the Prospectus, any prior amendments or supplements thereto, and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, including any amendments or supplements thereto. Any information in the Prospectus or any prior amendments or supplements thereto, that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement. You should not assume that the information provided in this prospectus supplement, the Prospectus or any prior amendments or supplements thereto, is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, any prior amendments or supplements thereto, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus or any prior amendments or supplements thereto, is correct as of any time after the date of that information.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 14 of the Prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities nor passed upon the adequacy or accuracy of this Prospectus Supplement No. 4. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 5, 2022

ABOUT THIS PROSPECTUS SUPPLEMENT

We are filing this prospectus supplement to amend and update the “Selling Securityholders” table and the applicable footnotes of the Prospectus to reflect a distribution of Common Shares and Warrants from Virtuoso Sponsor LLC (the “Sponsor”), one of the selling securityholders previously identified in the Prospectus, to the additional Registered Holders named herein (the “Transferees”). This prospectus supplement is not increasing the number of shares being offered under the Prospectus. The information set forth below has been provided by or on behalf of the Registered Holders listed below as of November 15, 2022.

SUPPLEMENTAL SELLING SECURITYHOLDERS

The information below supplements the information captured on page 98 to 100 of the Prospectus and is modified by (i) decreasing the number of Common Shares beneficially owned by Virtuoso Sponsor LLC and (ii) adding the Transferees as Selling Securityholders. The beneficial ownership percentages set forth are based on 137,069,864 Common Shares, including Warrants exercisable for and Preferred Shares exchangeable for Common Shares, issued and outstanding as of November 15, 2022.

	Securities Beneficially Owned Prior to this Offering	Securities to be Sold in this Offering	Securities Beneficially Owned After this Offering
Name	Common Shares(1)	Common Shares(2)	Common Shares
Simcah Partners LP	4,404,966	4,404,966	—
Peggy J. Koenig 2013 Trust	877,248	877,248	—
Jeffrey D. Warshaw	3,289,138	3,289,138	—
Alan Brian Masarek	1,363,372	1,328,372	35,000
Michael O. Driscoll	766,905	766,905	—
Samuel Hendel	559,719	467,962	104,009
Daniel Hubbert	624,915	624,915	—
Richard O. Hassan	156,229	156,229	—
ALPHA5MK FAMILY, LLC	390,572	390,572	—
Momtazee Revocable Trust	156,229	156,229	—
Equity Trust Co. Custodian FBO Kenneth R. Goldberg	195,286	195,286	—
Seth Hendon and Kathryn Dove-Hendon JTWROS	169,248	169,248	—
ASJC Global LLC – Series 5	3,080,000	3,080,000	—

(1)    The amounts set forth in this column include, as applicable, Common Shares, Common Shares underlying Warrants, exchangeable preferred shares of Wejo Bermuda Limited, and restricted share units beneficially owned by each Selling Securityholder.

(2)     The amounts set forth in this column are the number of Common Shares, including Common Shares underlying Warrants and exchangeable preferred shares of Wejo Bermuda Limited, held by the respective holders that may be offered for sale from time to time by each Selling Securityholder using this prospectus. These amounts do not represent any other Common Shares that the Selling Securityholder may own beneficially or otherwise.